EXHIBIT (a)(5)(i)
Wanda Sports Group Company Limited Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, September 30, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company,” and together with its consolidated entities, “Wanda Sports Group”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated September 30, 2020 (the “Proposal Letter”), from Wanda Sports & Media (Hong Kong) Holding Co. Limited (the “Proposing Buyer”), a wholly-owned subsidiary of Dalian Wanda Group Co. Ltd., to acquire all of the outstanding Class A ordinary shares of the Company (the “Class A Ordinary Shares”), including American depositary shares representing Class A Ordinary Shares (“ADSs,” with every two ADSs representing three Class A Ordinary Shares), for US$2.50 in cash per ADS, or US$1.67 per Class A Ordinary Share (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Proposing Buyer beneficially owns all Class B ordinary shares of the Company, representing approximately 71.68% of all the issued and outstanding shares of the Company and approximately 91.01% of the aggregate voting power of the Company. According to the Proposal Letter, the Proposing Buyer intends to fund the consideration payable in the Proposed Transaction with equity investments or loans provided by the Proposing Buyer’s affiliates or other parties. The Proposing Buyer also indicated that it is open to considering alternative structures, including an acquisition by the Company of Class A Ordinary Shares and ADSs, at the same price.

The Board plans to evaluate the Proposed Transaction. The Board cautions the holders of Class A Ordinary Shares and the holders of ADSs  and others considering trading ADSs  that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made or that this or any other transaction involving the Company will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group's full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 49 offices in 17 countries with over 1,100 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.

Safe Harbor Statement
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, management quotes and the Company's financial outlook. These forward-looking statements can be identified by terminology such as ”will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (”SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company's business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on the Company’s business, operations and operating results; the Company’s goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in the Company’s industry; the Company's expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company’s ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company's future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on Wanda Sports Group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in other filings that the Company makes from time to time with the SEC.
In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

For media inquiries, please contact:
Christensen

Mainland China
Jin Lu         +86 139 1022 3664 jinlu@christensenir.com

Hong Kong
Rene Vanguestaine        +852 6686 1376       rvanguestaine@christensenir.com

US
Tip Fleming         +1 917 412 3333       tfleming@christensenir.com

Exhibit A
Preliminary Non-Binding Proposal

September 30, 2020

The Board of Directors
Wanda Sports Group Company Limited

9/F, Tower B, Wanda Plaza, 93 Jianguo Road
Chaoyang District, 100022 Beijing
People’s Republic of China

Dear Board Members,

Wanda Sports & Media (Hong Kong) Holding Co. Limited, a wholly-owned subsidiary of Dalian Wanda Group Co. Ltd., is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding Class A ordinary shares (the “Class A Ordinary Shares”), including American depositary shares representing Class A ordinary shares (“ADSs,” with every two ADSs representing three Class A ordinary shares) of Wanda Sports Group Company Limited (the “Company”), in a proposed going-private transaction (the “Transaction”).

The proposed purchase price for the Transaction is US$2.50 per ADS in cash, or US$1.67 per Class A Ordinary Share. We currently beneficially own all Class B ordinary shares of the Company, representing approximately 71.68% of all the issued and outstanding shares of the Company and  approximately 91.01% of the aggregate voting power of the Company, based on the information contained in the Company’s annual report on Form 20-F.

We believe that our Proposal provides a very attractive opportunity for the holders (directly or via ADSs) of the Class A Ordinary Shares, especially during a time of ongoing COVID-19 uncertainty. The Proposal represents a premium of 38.9% to the closing price of the Company’s ADS on September 29, 2020, the last trading day prior to the date hereof and a premium of approximately 33.1% to the volume-weighted average closing price of the Company’s ADSs during the last 10 trading days, respectively.

The preliminary terms and conditions upon which we are prepared to pursue the Transaction are set forth below. We are confident in our ability to consummate the Transaction outlined in this letter.

1.
Purchase Price. We propose to acquire all of the outstanding Class A Ordinary Shares, including ADSs. The consideration payable for each ADS to be acquired will be US$2.50 in cash, or US$1.67 per Class A Ordinary Share. We would also be open to considering alternative structures for the Transaction, including through an acquisition by the Company of Class A ordinary shares and ADSs, at the same purchase price.

2.
Funding. We intend to finance the Transaction with equity investments or loans provided by our affiliates or other parties. We are confident that we can timely secure adequate financing to consummate the Transaction.

3.
Due Diligence. We and the other parties providing financing, as the case may be, will require a timely opportunity to conduct customary due diligence on the Company and its subsidiaries. We have engaged Deutsche Bank AG, Hong Kong Branch as our financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP as our legal counsel. Given our existing ownership interest, we believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and are ready to commence immediately.

4.
Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Transaction proceed in a strictly confidential manner, unless otherwise required by law, until we have terminated our discussions in writing.

5.
No Binding Commitment. This letter constitutes only a preliminary indication of our interest with respect to the Transaction, and is not a binding offer, or an undertaking to make a binding offer in the future.

We would like to express our commitment to working collaboratively with the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.  We look forward to hearing from you.

Sincerely,

Wanda Sports & Media (Hong Kong) Holding Co. Limited

/s/ Zhang Lin

By: Zhang Lin
Title: Director